August 8, 2024

Michael Exton
Chief Executive Officer
Lexicon Pharmaceuticals, Inc.
2445 Technology Forest Blvd., 11th Floor
The Woodlands, TX 77381

       Re: Lexicon Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed August 2, 2024
           File No. 333-281208
Dear Michael Exton:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jackson O'Maley